UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        HAYES LEMMERZ INTERNATIONAL, INC.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    420781304
                                    ---------
                                 (CUSIP Number)

                                  June 17, 2003
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 11 Pages

                                  SCHEDULE 13G

CUSIP No.  420781304                                          Page 2 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SATELLITE ASSET MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

               DELAWARE

                   5     Sole Voting Power
 Number of                       1,123,383
  Shares
Beneficially       6     Shared Voting Power
  Owned By                       0
   Each
 Reporting         7     Sole Dispositive Power
   Person                        1,123,383
   With
                   8     Shared Dispositive Power
                                 0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             1,123,383

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [  ]

11       Percent of Class Represented By Amount in Row (9)

                             3.74%

12       Type of Reporting Person (See Instructions)

                             PN, IA

                                  SCHEDULE 13G

CUSIP No.  420781304                                          Page 3 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SATELLITE FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

               DELAWARE

                   5     Sole Voting Power
 Number of                       1,123,383
  Shares
Beneficially       6     Shared Voting Power
  Owned By                       0
   Each
 Reporting         7     Sole Dispositive Power
   Person                        1,123,383
   With
                   8     Shared Dispositive Power
                                 0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             1,123,383

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [  ]

11       Percent of Class Represented By Amount in Row (9)

                             3.74%

12       Type of Reporting Person (See Instructions)

                             OO, IA

                                  SCHEDULE 13G

CUSIP No.  420781304                                          Page 4 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MARK SONNINO (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

               UNITED STATES

                   5     Sole Voting Power
 Number of                       0
  Shares
Beneficially       6     Shared Voting Power
  Owned By                       1,123,383
   Each
 Reporting         7     Sole Dispositive Power
   Person                        0
   With
                   8     Shared Dispositive Power
                                 1,123,383

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             1,123,383

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [  ]

11       Percent of Class Represented By Amount in Row (9)

                             3.74%

12       Type of Reporting Person (See Instructions)

                             IA

                                  SCHEDULE 13G

CUSIP No.  420781304                                          Page 5 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LIEF D. ROSENBLATT (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

               UNITED STATES

                   5     Sole Voting Power
 Number of                       0
  Shares
Beneficially       6     Shared Voting Power
  Owned By                       1,123,383
   Each
 Reporting         7     Sole Dispositive Power
   Person                        0
   With
                   8     Shared Dispositive Power
                                 1,123,383

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             1,123,383

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [  ]

11       Percent of Class Represented By Amount in Row (9)

                             3.74%

12       Type of Reporting Person (See Instructions)

                             IA

                                  SCHEDULE 13G

CUSIP No.  420781304                                          Page 6 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GABRIEL NECHAMKIN (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

               UNITED STATES

                   5     Sole Voting Power
 Number of                       0
  Shares
Beneficially       6     Shared Voting Power
  Owned By                       1,123,383
   Each
 Reporting         7     Sole Dispositive Power
   Person                        0
   With
                   8     Shared Dispositive Power
                                 1,123,383

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             1,123,383

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [  ]

11       Percent of Class Represented By Amount in Row (9)

                             3.74%

12       Type of Reporting Person (See Instructions)

                             IA

                                                              Page 7 of 11 Pages


Item 1(a)      Name of Issuer:

               Hayes Lemmerz International, Inc. (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               15300 Centennial Drive, Northville, Michigan 48167.

Item 2(a)      Name of Person Filing:

               The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Satellite Asset Management, L.P. ("Satellite L.P.");

               ii)  Satellite Fund Management LLC (Satellite LLC");

               iii) Mr. Mark Sonnino (Mr. Sonnino");

               iv)  Mr. Lief D. Rosenblatt ("Mr. Rosenblatt"); and

               v)   Mr. Gabriel Nechamkin ("Mr. Nechamkin").

               This statement relates to Shares (as defined herein) held for the account of Satellite L.P.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of the Reporting Persons is 623 Fifth Avenue, 20th Floor, New York, New York 10022.

Item 2(c)      Citizenship:

               1)   Satellite L.P. is a Delaware limited partnership;

               2)   Satellite LLC is a Delaware limited liability company;

               3)   Mr. Sonnino is a citizen of the United States;

               4)   Mr. Rosenblatt is a citizen of the United States; and

               5)   Mr. Nechamkin is a citizen of the United States.

Item 2(d)      Title of Class of Securities:

               Common Stock, par value $0.01 per share (the "Shares").

Item 2(e)      CUSIP Number:

               420781304

                                                              Page 8 of 11 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of June 17, 2003, each of the Reporting Persons may be deemed the beneficial owner of 1,123,383 Shares held for the account of Satellite L.P.

Item 4(b)      Percent of Class:

               The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 3.74% of the total number of Shares outstanding (according to information provided to the Reporting Persons from the Issuer, as of June 16, 2003, 30,000,000 Shares were outstanding).

Item 4(c)      Number of shares as to which such person has:

        Satellite L.P.
        --------------
        (i)   Sole power to vote or direct the vote:                   1,123,383

        (ii)  Shared power to vote or to direct the vote                       0

        (iii) Sole power to dispose or to direct the
              disposition of                                           1,123,383

        (iv)  Shared power to dispose or to direct the
              disposition of                                                   0

        Satellite LLC
        -------------
        (i)   Sole power to vote or direct the vote:                   1,123,383

        (ii)  Shared power to vote or to direct the vote                       0

        (iii) Sole power to dispose or to direct the
              disposition of                                           1,123,383

        (iv)  Shared power to dispose or to direct the
              disposition of                                                   0

        Mr. Sonnino
        -----------
        (i)   Sole power to vote or direct the vote:                           0

        (ii)  Shared power to vote or to direct the vote               1,123,383

        (iii) Sole power to dispose or to direct the
              disposition of                                                   0

        (iv)  Shared power to dispose or to direct the
              disposition of                                           1,123,383

                                                              Page 9 of 11 Pages


        Mr. Rosenblatt
        --------------
        (i)   Sole power to vote or direct the vote:                           0

        (ii)  Shared power to vote or to direct the vote               1,123,383

        (iii) Sole power to dispose or to direct the
              disposition of                                                   0

        (iv)  Shared power to dispose or to direct the
              disposition of                                           1,123,383

        Mr. Nechamkin
        -------------
        (i)   Sole power to vote or direct the vote:                           0

        (ii)  Shared power to vote or to direct the vote               1,123,383

        (iii) Sole power to dispose or to direct the
              disposition of                                                   0

        (iv)  Shared power to dispose or to direct the
              disposition of                                           1,123,383

Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Shares, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               The partners of Satellite L.P., including Satellite LLC, its general partner, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Satellite L.P. in accordance with their partnership interests in Satellite L.P.

               The members of Satellite LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Satellite LLC in accordance with their membership interests in Satellite LLC.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

                                                             Page 10 of 11 Pages


Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                             Page 11 of 11 Pages


                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 18, 2003                SATELLITE ASSET MANAGEMENT, L.P.

                                    By:    Satellite Fund Management LLC
                                           Its General Partner


                                    By: /s/ Brian S. Kriftcher
                                        ----------------------------------------
                                    Name:  Brian S. Kriftcher
                                    Title: Chief Operating Officer and Principal


Date:  June 18, 2003                SATELLITE FUND MANAGEMENT LLC


                                    By: /s/ Brian S. Kriftcher
                                        ----------------------------------------
                                    Name:  Brian S. Kriftcher
                                    Title: Chief Operating Officer and Principal

Date:  June 18, 2003                MARK SONNINO


                                    By: /s/ Brian S. Kriftcher
                                        ----------------------------------------
                                    Name:  Brian S. Kriftcher
                                    Title: Attorney-in-Fact

Date:  June 18, 2003                LIEF D. ROSENBLATT


                                    By: /s/ Brian S. Kriftcher
                                        ----------------------------------------
                                    Name:  Brian S. Kriftcher
                                    Title: Attorney-in-Fact

Date:  June 18, 2003                GABRIEL NECHAMKIN


                                    By: /s/ Brian S. Kriftcher
                                        ----------------------------------------
                                    Name:  Brian S. Kriftcher
                                    Title: Attorney-in-Fact